Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

March 25, 2025

Re: Concreit Fund I LLC

Amendment No. 3 to

Offering Statement on Form 1-A

Filed January 31, 2025

File No. 024-12457

Dear Sir or Madam:

This letter is submitted on behalf of Concreit Fund I LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated February 26, 2025 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-12457) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on July 2, 2024. The responses provided are based upon information provided by the Company. Each line item below corresponds to the comment number in your letter, followed by our response:

Amendment No. 3 to Form 1-A filed on January 31, 2025

General

1.	Comment:

We note your response to comment 1 and your statement in the risk factor “Risks Related to Compliance and Regulation” that “the offers and sales of our Investor Shares during such period could cause adverse regulatory findings that may affect the Offering’s qualification.” Revise your risk factor to eliminate all mitigating language. Clearly explain that the Regulation A exemption may have been unavailable for your prior offering not only because of the three-year limitation in the Securities Act Rule 251(d)(3)(i)(F) but also in light of the Rule 252(f)(2)(i) requirement that you update your financial statements after one year. Disclose the risk that you may be subject to related claims for rescission or damages if no other Securities Act exemption is available for those sales and quantify in the revised risk factor the amount of securities you sold. Please also revise this risk factor heading to expand on the consequences of your securities being offered and sold without a possible Securities Act exemption available for those offers and sales.

Response:

We have revised our risk factor to eliminate all mitigating language and explain that the Regulation A exemption may have been unavailable. We have also disclosed the risks that we may be subject to recission or other damages, and we revised the risk factor heading. We hope that these adjustments are satisfactory.

2.	Comment:

We note your response to comment 2. We also note that you have presented the Principal Securityholders section, on page 41, as of June 30, 2024. As previously requested, the information in the Principal Securityholders section needs to be as of the most recent practicable date. Please revise as appropriate.

Response:

Thank you for your comment regarding Principal Securityholders and updating this to the most recent practicable date. We have updated the table as of February 28, 2025, as we perform monthly NAV marks for the Fund. This did require us to add a beneficial owner that purchased shares through Reg D.

3.	Comment:

We note your response to comment 3 where you state that “Item 6 has been updated” and that you have revised Item 6 in Part I of Form 1-A to indicate you have not issued any unregistered securities within the last year. We also note your prior cover page had indicated as of May 31, 2024, you had issued and sold 13,542,002 investor shares, in the Form 1-A filed on December 19, 2024, and your revised cover page now indicates that as of June 30, 2024, you had issued and sold 13,816,713 investor shares. It appears you have issued and sold at least 274,711 investor shares between May 31, 2024, and June 30, 2024. Please revise Item 6 in Part I of Form 1-A as appropriate.

Response:

We apologize for our confusion and misunderstanding in terms of what you wanted to see in our last response. We re-introduced the breakout and have revised Item 6 in Part I of Form 1-A and briefly stated the facts relied upon for the issuance of securities. We have also updated the “within one year period” to March 1, 2024 to February 28, 2025 to match the most recent practicable date.

Date Range	Offering Type	Investor Shares	Amount
March 1, 2024 - February 28, 2025	Regulation A+ Tier 2	1,264,817	$1,214,225

March 1, 2024 - February 28, 2025	Regulation D	1,116,237	$1,119,587

Cover page

4	Comment:
We note your response to comment 4. Please revise to briefly address the aggregate share ownership limit and investor share ownership limit along with other material ownership or transfer limitations.

Response:
We have revised the cover page to reallocate and consolidate the presentation of aggregate share ownership limits, investor share ownership limits, and transfer limitations. Specifically, the revised cover now concurrently addresses the Regulation A+ non-accredited investor limitations together with the how the Fund intends to manage aggregate share ownership limits pertinent to maintaining REIT compliance. We believe that these modifications enhance clarity and facilitate a more straightforward understanding for investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

5.	Comment:

We note your response to comment 8. We also note that you have deleted the results of operations and the liquidity and capital resources disclosure for the fiscal years ended December 31, 2023, and December 31, 2022. Please note that Item 9 in Part II of Form 1-A requires the company to “Discuss the issuer’s financial condition, changes in financial condition and results of operations for each year and interim period for which financial statements are required….” Please revise your disclosures as required.

Response:

We misunderstood what the commission was looking for last time and we have re-added the previously removed results of operations and the liquidity and capital resources disclosure for the fiscal years ended December 31, 2023 and December 31, 2022.

Prior Performance Summary, page 55

6.	Comment:

We note your statement that as of June 30, 2024, “we’ve raised over $12 million through this public Regulation A offering, bringing in over 10,000 investors through the Concreit Platform.” We note that the amount raised increased from $8.5 million as of November 1, 2024, in the last filing to $12 million as of June 30, 2024 in this filing. Please advise us of the Regulation A offering you are referencing and the company that offered the securities.

Response:

We have added language to reference the prior Regulation A offering qualified May 13, 2021, which is the same program we are seeking qualification for. The $8.5 million was used as a number prior to acknowledge assets under management at the time of filing. In a previous response we were asked to list any prior programs so we included a history of the offerings and activity of the platform. The “over $12 million” number referenced matches what we have disclosed throughout the 1-A filing as it references the 13,816,713 shares sold and issued with an average investor price per share of $0.96 as of June 30, 2024. Please advise if you would need any further clarification.

Reinvestment Plan, page 65

7.	Comment:

We note your response to comment 10. Please disclose how the reinvestment plan and the bonus program work. We also note your statement that “[m]ore details on how the program works can be found on our website at https://www.concreit.com/legal/instant-earn.” We may have additional comments.

Response:

We have reviewed our previous disclosures and identified potential sources of confusion. Accordingly, we have revised our language regarding distributions and eliminated outdated references to the Bonus Program. For clarity, we now provide the following description of the Bonus Program as it operates on the Concreit Platform and its application to our investors:

The Bonus Program is structured as a fee-waiver credit program on the Concreit Platform. Under this program, investors may earn rewards that may be applied as credits against various fees incurred for platform usage, including bank transfer fees, advisory fees, and asset management fees associated with specific offerings. In connection with Concreit Fund I LLC, rewards are generally applied at the time a distribution occurs—this being the point at which asset management fees owed by an investor to the Manager are collected and processed. Investors may elect to opt out of the Bonus Program at any time.

At the occurrence of a distribution, all investors are charged the applicable asset management fee. If an investor has accrued rewards, those rewards will offset, in whole or in part, the asset management fee. Moreover, for investors participating in the Distribution Reinvestment Plan, the reinvestment amount will include the fee-waiver credit.

Plan of Distribution, page 90

8.	Comment: Please clarify when the first settlement will occur with the current offering.

Response:

We appreciate your comment on this matter. Upon review of the current language, we believe that the provision in the “Plan of Distribution” section under “Distribution of Securities,” which states that “we will begin accepting subscriptions as early as the next business day following qualification,” accurately reflects the timing of our initial settlement. Please advise if additional clarification is required in any other area.

Part III - Exhibits, page 95

9.

Comment:

We note your response to comment 13. Please file a revised opinion of counsel as to the legality of the securities covered by the Offering Statement as required by Item 17(12) of Form 1-A, Part III. In this regard, we note that Exhibit 12.2 does not address the $73,082,617 in Investor Shares. Additionally, the opinion does not address whether the investor shares will be non-assessable. Please file a signed and dated legality opinion as to the legality of all securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable. Please refer to Staff Legal Bulletin 19 for additional guidance.

Response: We have revised this with an updated opinion of counsel.

Interim Financial Statements, page F-1

10.

Comment:

We note that you revised the statements of financial condition to present a balance sheet as of June 30, 2024 and a balance sheet as of June 30, 2023. Please revise your statements of financial condition to present a balance sheet as of the end of your most recent fiscal quarter (i.e., as of June 30, 2024) and a balance sheet as of the end of the preceding fiscal year (i.e., as of December 31, 2023) as you previously presented on page F-1 of Amendment No. 2 to Form 1-A. Please refer to Item 8-03 of Regulation S-X.

Response: We have revised the statement of financial condition on F-1 to present a balance sheet as of June 30, 2024 and a balance sheet as of June 30, 2023.

11.

Comment:

We note your response to our prior comment 12 and your revisions to your offering circular. We note that your statements of members’ equity currently presents the twelve month period ended June 30, 2024 along with the twelve month period ended June 30, 2023. Please revise your statements of members’ equity to reflect the six month period ended June 30, 2024 along with the six month period ended June 30, 2023 (i.e.., a rollforward from December 31, 2023 to June 30, 2024 along with a rollforward from December 31, 2022 to June 30, 2023). Additionally, update the disclosures on F-13 to reflect the updated six-month period information. Please refer to Item 8-03 of Regulation S-X.

Response:

We have revised our statement of member’s equity on F-3 to rollforward from December 31, 2023 to June 30, 2024 and December 31, 2022 to June 30, 2023. We have also updated the disclosures on F-13 (Note 6) to reflect the corresponding six month periods.

We hope that the responses contained in this letter and the accompanying updated documents are satisfactory to the Staff. Please do not hesitate to call us at 530-400-7784 if you have any questions or if you wish to discuss these matters further.

Sincerely,

Concreit Fund I LLC

/s/ Sean Hsieh
Sean Hsieh
Chief Executive Officer
sean@concreit.com

Enclosures